UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Resolution Relating to Woori Financial Group’s Dividend Payments

On July 24, 2026, the board of directors of Woori Financial Group Inc. (“Woori Financial Group”) passed a resolution recommending a cash dividend of KRW 220 per common share. The record date is August 10, 2026.

Key Details

1. Category of dividends		Quarterly dividend

2. Types of dividends		Cash dividend

- Details of dividends in kind		—

3. Dividends per share (KRW)	Common stock	220
	Different classes of stocks	—

- Differential dividends		No

4. Market price-dividend ratio (%)	Common stock	0.7
	Different classes of stocks	—

5. Total amount of dividends (KRW)		160,167,862,140

6. Dividend record date		8/10/2026

7. Scheduled dividend payout date		8/31/2026

8. Hosting shareholders’ meeting (Y/N)		No

9. Scheduled date of shareholders’ meeting		—

10. Date of board resolution (decision date)		7/24/2026

- Attendance of outside directors	Present (No.)	7
	Absent (No.)	0

- Attendance of auditors (members of Audit Committee who are not outside directors)		—

11. Other matters to be factored into investment decisions

-The item “4. Market price-dividend ratio (%)” above is based on the dividend per share as a percentage of the arithmetic average of the final market prices per share of Woori Financial Group’s shares during the period between the trading day immediately preceding the date listed above as “10. Date of board resolution (decision date)” and the date exactly one week prior to such date.

- The item “5. Total amount of dividends (KRW)” above was calculated based on our outstanding common shares of 728,035,737 shares as of July 23, 2026. The actual dividend amount is subject to change based on the number of outstanding shares as of the record date (August 10, 2026), following the acquisition of treasury shares as disclosed in the Form 6-K furnished on July 24, 2026 titled “Resolution to Enter into a Trust Agreement for Acquisition of Treasury Shares.”

- The items “6. Dividend record date” and “7. Scheduled dividend payout date” above were determined by the board of directors on February 6, 2026 in order to enhance the predictability of dividends for investors. On the same day, the board of directors also determined in advance the record dates and scheduled payout dates for the quarterly dividends for the first and third quarters of 2026, as disclosed in the Form 6-K furnished on February 6, 2026 titled “Notice of Record Date for the Shareholders Entitled to the Distribution of Quarterly Dividends in 2026.”

- The cash dividend (KRW 220 per share) will be paid from funds converted into retained earnings through a reduction of capital reserve, and therefore will not be considered to be dividend income under the Income Tax Act of Korea or the Corporate Tax Act of Korea, and is thus not taxable income. However, in accordance with the relevant regulations (Article 26-3, Paragraph 6 of the Enforcement Decree of the Income Tax Act of Korea), in the case of certain resident shareholders who qualify as large shareholders, such dividend is excluded from dividend income only up to the book value of the shares held by such resident.

- The scheduled dividend payout date is subject to change based on discussions with relevant institutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: July 24, 2026	By:	/s/ Seong Min Kwak
(Signature)
Name: Seong Min Kwak
Title: Deputy President